EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 0-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

PROCESSED
JUL 0 3 2007
THOMSON
FINANCIAL

REQUIRED INFORMATION

Items 1-3. The Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Auditor's Consent

PLAN FINANCIALS

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2006

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470   PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits – December 31, 2006 and 2005   2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
      December 31, 2006   3
Notes to Financial Statements   4

SUPPLEMENTARY INFORMATION
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)   8



WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
    Savings Institute Bank and Trust Company
    Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statement of net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
June 21, 2007

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Investments, participant directed, at fair value: (Note 3)		
Shares of registered investment companies	$ 4,020,277	$ 3,325,606
SI Financial Group, Inc. common stock	2,104,820	1,858,368
Interest-bearing cash	1,065,878	951,976
Participant loans	255,408	284,218
Total investments	7,446,383	6,420,168
Net assets available for benefits	$ 7,446,383	$ 6,420,168

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

Additions to net assets attributed to:	
Investment activity:	
Net appreciation in fair value of investments (Note 3)	$ 753,089
Interest and dividends	83,843
	836,932
Contributions:	
Participants'	759,631
Employer	221,637
	981,268
Total additions	1,818,200
Deductions from net assets attributed to:	
Distributions paid to participants	767,761
Administrative expenses	24,224
Total deductions	791,985
Net increase	1,026,215
Net assets available for benefits:	
Beginning of year	6,420,168
End of year	$ 7,446,383

See accompanying notes to financial statements.

Note 1.   Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank" or the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants' contributions up to 6% of participants' earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan's trustee. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Participant Loans Receivable

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2006, interest rates on existing loans range from 4.00% to 9.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank's discretionary profit sharing and matching contributions. At December 31, 2006, forfeited nonvested accounts totaled $3,675.

Note 2.   Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at amortized cost which approximates fair value. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Audit fees and fees charged for administration of the Plan by the Bank's trust department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants. For the year ended December 31, 2006, administrative expenses totaled $24,224.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its 19 offices located in eastern Connecticut.

Note 3.   Investments

The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2006 and 2005 are as follows:

	December 31,	
	2006	2005
SI Financial Group, Inc. common stock	$ 2,104,820	$ 1,858,368
Shares of registered investment companies:		
Fidelity Capital Appreciation	813,253	704,396
Davis NY Venture Fund	547,610	-
Vanguard Windsor II	-	409,002
Harbor International Fund	535,012	387,970
Meridian Growth	377,262	311,726
Interest-bearing cash:		
Federated Prime Value Obligations	1,059,762	939,685

During 2006, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value by $753,089 as follows:

Shares of registered investment companies	$	527,810
SI Financial Group, Inc. common stock		225,279
Net appreciation in fair value of investments	**$**	**753,089**

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. For the year ended December 31, 2006, the Plan incurred fees totaling $14,079 which represent trustee fees due to the Bank's Trust Department as the Plan's trustee.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2006

Identity of Issue	Description of Investment	Shares	Fair Value
Fidelity Capital Appreciation	Registered Investment Company	29,998	$ 813,253
Davis NY Venture Fund	Registered Investment Company	14,059	547,610
Harbor International Fund	Registered Investment Company	8,623	535,012
Meridian Growth	Registered Investment Company	9,614	377,262
Federated Growth Allocation Fund	Registered Investment Company	19,436	283,775
Federated Moderate Allocation Fund	Registered Investment Company	22,107	287,624
Wilshire 5000 Index Fund	Registered Investment Company	15,015	180,492
Vanguard Total Bond	Registered Investment Company	19,785	197,660
T. Rowe Mid-Cap Value	Registered Investment Company	11,954	303,890
STI Classic Small Cap Growth Stock Fund	Registered Investment Company	9,444	190,017
Vanguard Inflation Protection	Registered Investment Company	10,265	120,931
Federated Cap Preservation Fund	Registered Investment Company	4,511	45,120
Harbor Bond Fund	Registered Investment Company	8,973	103,738
Vanguard Small Cap Value	Registered Investment Company	1,987	33,893
SI Financial Group, Inc. Common Stock *	Equity Securities	171,542	2,104,820
Federated Prime Value Obligations	Money Market Account	1,059,762	1,059,762
Federated Automated Cash Management Trust	Money Market Account	6,006	6,006
First Bankers Trust Services	Cash	110	110
Participant Loans *	4.00% to 9.50%, maturities through 2017	-	255,408
Net assets held for investment, at fair value			**$ 7,446,383**

There were no investment assets which were both acquired and disposed of during the plan year.

Cost information is not required for participant directed investments.

* Denotes party-in-interest

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 25, 2006 ·

**Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan**

Plan Administrator

Exhibit 23.1 Auditor's Consent



& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 333-119685) of our report dated June 21, 2007 with respect to the financial statements of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2006 on Form 11-K.

Wolf & Company, P.C.

Boston, Massachusetts
June 21, 2007

END

1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com